

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

October 16, 2018

<u>Via Email</u>
Mr. Joseph D. Fisher
Chief Financial Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re: UDR, Inc.**
> **United Dominion Realty, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 20, 2018**
> **File Nos. 001-10524 and 333-156002-01**

Dear Mr. Fisher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities